

Mail Stop 3720

August 11, 2015

Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.

> **Re:** **Grupo Televisa, S.A.B.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 001-12610**

Dear Mr. Folch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Disposal of Subsidiaries, page F-12

1.   Per your disclosure, IFRIC 12 does not apply to you since your concessions or permits are not subject to any significant pricing regulations in the ordinary course of business. Addressing your economic dominance in the broadcasting, telecommunications (cable) , and satellite markets, tell us your consideration of your regulatory requirements, including but not limited to the following:

- The classification of broadcasting and telecommunication services as general interest public services and satellite services as public goods
- The must-offer regulation that requires you to allow, free of charge and on a non-discriminatory basis, a retransmission of free-to-air television signals to pay-TV

> concession holders, which has since negatively impacted your network subscription revenue

- An express prohibition of you from refusing to sell advertising and/or discriminating with respect to advertising spaces, to certain parties, including your competitors, thereby impacting your ability to offer competitive rates to your customers
- A prohibition on your acquisition of exclusive content which would impact your advertising revenue
- A requirement of you to offer an unbundled sale of your channels
- A divestiture of your assets which may be ordered under certain conditions
- Your obligation to provide gratuitously to the government a certain amount of capacity in your satellites

2. With respect to each of your concessions (broadcast, telecommunications and satellite), please clarify and state if true whether the government has a preferential right to acquire the facilities, installation, equipment and other assets used for the provision of services when the concession is terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

cc: Elsa Balderas Valencia
        Grupo Televisa, S.A.B.